SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

1- **INEOS GROUP HOLDINGS PLC**
(Exact name of registrant issuer as specified in its charter)

2- **INEOS HOLDINGS LIMITED**
(Exact name of registrant guarantor as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Hawkslease, Chapel Lane, Lyndhurst, Hampshire, SO43 7FG, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No __X__

PRESS RELEASE

Fire at Mobile Alabama Plant – update 9/13/02

The explosion and fire at the INEOS Phenol plant in Mobile, AL on Monday morning took place in one of the two trains in the unit where cumene hydroperoxide is split into phenol and acetone. There were no injuries. Due to the design of the plant, the damage is strictly confined to this unit. No collateral damage occurred in any other section of the plant. The total damage is estimated at approximately $10 million. Insurance coverage with certain deducti bles is in place for property damage as well as business interruption.

A cross-functional team involving experts from several other INEOS companies has been established to investigate the root cause of the incident and develop recommendations to prevent a recurrence of the incident.

In parallel, all necessary resources have been committed to rebuild the unit in a fast -track approach in its original design. Kellogg, Brown & Root, who erected the plant in 1998 -2000, has been selected as the general contra ctor and negotiations are well advanced. When the plant will restart, it will provide an additional production capacity of 40 kt/a phenol and the equivalent amount of acetone. This represents an increase of 10%, raising nameplate capacity to 440 kt/a. Rest art is expected at the end of this year.

The capacity increase is another sign of INEOS Phenol's commitment to the North American market. Since the incident, INEOS Phenol has already increased the production at its other facilities in Europe to maximum o utput and will begin shipping material to North America and other locations in the middle of September. Additionally, several European co -producers have already agreed to supply material during the Mobile plant's outage. INEOS Phenol is in the process of w orking out a supply plan for all of its contractual partners to minimize the impact of this event.

Dr. Peter Bickert

CEO

PRESS RELEASE

"Explosion and Fire at Ineos Phenol Plant at Mobile, Alabama

At approximately 1:08 a.m. CST on 9TH September there was an explosion followed by a fire in one of the plant's sub-units.

The plant's fire suppression system was immediately activated. All personnel were accounted for without any injuries.

Mobile Fire and Rescue were called in for assistance and responded immediately.

All process flows into the unit were immediately isolated and the remaining units in the plant were brought to a safe idle condition.

As a result of the first fire there was a second explosion in the same sub-unit at approximately 1:45 a.m.

The fire was contained to the area of this sub-unit and there have been no off-site releases of material other than the normal combustion products from the fire.

Mobile Fire and Rescue with the assistance of our incident commander decided to allow the fire to burn itself out as it presented no further danger. By 5:00 a.m. the fire was contained to a very small area of pooled material.

The entire company is diligently and rapidly working to assess the extent of the damage and we have immediately commenced an investigation into the underlying cause of the incident.

As additional information becomes available we will provide regular updates via our website at www.ineosphenol.com.

Contact in the event of queries:

Dr. Peter Bickert
CEO
INEOS Phenol

INEOS GROUP HOLDINGS PLC

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its' behalf by the undersigned, thereunto duly authorised.

Ineos Group Holdings plc
Registrant Issuer

//SIGNED//

By: Nadine Verbinnen
Finance and Accounting Director

Dated September 25, 2002

INEOS HOLDINGS LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its' behalf by the undersigned, thereunto duly authorised.

Ineos Holdings Limited
Registrant Guarantor

//SIGNED//

By: Nadine Verbinnen
Finance and Accounting Director

Dated September 25, 2002